January 25, 2012

VIA EDGAR

Mr. Briccio Barrientos
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	American Beacon Funds (File No. 333-177909) Responses to Comments on the Registration Statement on Form N-14

Dear Mr. Barrientos:

The following are responses to the comments that we received from you by telephone on December 9, 2011 regarding the Registration Statement on Form N-14 (the “Registration Statement”) of American Beacon Stephens Small Cap Growth Fund and American Beacon Stephens Mid-Cap Growth Fund that was filed with the Securities and Exchange Commission (“SEC”) on November 10, 2011.  Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Proxy Statement/Prospectus

1.	Please file a pre-effective amendment to Form N-14 to add the series and class identifiers of the Acquiring Funds.

On behalf of the Registrant, we consulted with the designated EDGAR attorney with the SEC’s Division of Investment Management and explained that the Registration Statement was filed prior to the availability of series and class identifies of the Acquiring Funds and that the Registration Statement was effective.  She informed us that so long as the Registrant references in all future filings the file number issued to the Registrant upon filing the Registration Statement, all filings relating to this offering can be accessed and grouped appropriately via Edgar.  Thus, pursuant to this advice, the Registrant undertakes that it will reference the applicable Securities Act of 1933 number in any future filings related to the Registration Statement.

2.	In the comparison of investment objectives under “Comparison of Principal Investment Objectives, Strategies and Policies of the Funds”, please disclose (a) the

Securities and Exchange Commission
January 25, 2012

notice that would be required to be given to shareholders with respect to any changes to the investment objective and (b) whether the investment objective is non-fundamental.

The Registrant notes that under “Comparison of Principal Investment Objectives, Strategies and Policies of the Funds”, the Registrant discloses that the AB Funds will provide shareholders with notice of any change to the investment objective, but will not adopt the Stephens Funds’ 60 day notification policy.  As noted in this section, the only difference relating to the Funds’ investment objectives is with respect to the notification policy.  The investment objectives of the Stephens Funds and the AB Funds are non-fundamental.

3.
Pursuant to Item 3(b) of Form N-14, please highlight the differences of the Funds’ investment strategies in the comparison of investment strategies under “Comparison of Principal Investment Objectives, Strategies and Policies of the Funds”.

The Registrant has revised the applicable disclosure in the table under “Principal Investment Strategies” to highlight the differences between the Stephens Funds and the AB Funds’ investment strategies.  The Registrant also highlights the differences in the Funds’ investment strategies in the first paragraph in this section.

4.
Please modify the definition of what the AB Mid-Cap Fund considers to be a medium capitalization company.  Although the Russell Midcap Index is an acceptable index to use to define medium capitalization companies, using the market capitalization of the largest company in the Russell Midcap Index is too high of an upper limit.

As of September 30, 2011, the market capitalization of the companies in the Russell Midcap Index ranged from approximately $470.3 million to $16.7 billion.  The AB Mid-Cap Fund has adopted a policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in the equity securities of medium capitalization companies.  The Registrant discloses that it determines the eligibility of companies for investment by reference to the Russell Midcap Index at the time of purchase.  This practice has been sanctioned by the SEC and its Staff in the adopting release for Rule 35d-1 under the Investment Company Act of 1940 regarding Investment Company Names (“Adopting Release”) and the related SEC Staff guidance.

In the Adopting Release, the SEC stated in footnote 43 that: “As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.”  (Investment Company Names, 1940 Act Release No. 24828 (July 27, 2004))  The SEC Staff further elaborated as to the meaning of a “reasonable

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January 25, 2012

definition” in “Frequently Asked Questions about Rule 35d-1.”  There, the Staff stated in its answer to Question 6: “In developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.”

The Registrant also respectfully notes that numerous other mid-cap mutual funds rely on the Russell Midcap Index to define the universe of medium market capitalization companies.  These funds include, but are not limited to: Nuveen Mid Cap Growth Opportunities Fund, a series of Nuveen Strategy Funds, Inc; Mid Cap Growth Fund, a series of VALIC Company II; Prudential Mid-Cap Value Fund, a series of The Prudential Investment Portfolios, Inc.; Geneva Mid Cap Growth Fund, a series of Highmark Funds; and JP Morgan Intrepid Mid Cap Fund, a series of J.P. Morgan Fleming Mutual Fund Group, Inc. The Funds have adopted a definition in accordance with SEC and Staff guidance.  Accordingly, the Registrant respectfully declines this comment.

5.
In the comparison of the investment strategies under “Comparison of Principal Investment Objectives, Strategies and Policies of the Funds” please line up the paragraphs of the AB Funds’ investment strategies with the respective paragraphs of the Stephens Funds’ investment strategies.

The Registrant has revised this section to align the applicable paragraphs.

6.
In the comparison of the industry concentration policy of the funds, under “Comparison of Investment Restrictions and Limitations”, please revise the language in the “differences” column to state that “The AB Fund clarifies that (i) tax-exempt municipalities and their agencies are not deemed to be industries….”

The Registrant has revised the applicable disclosure.

7.	In the capitalization table under the section entitled “Capitalization” please provide capitalization information as of a date within 30 days of the filing of the Form N-14.

The Registrant has included the applicable information.

8.
In the discussion of “Expenses Relating to Reorganization” under “Board Considerations” please provide the amount of costs relating to the reorganizations and a discussion of the Board’s assessment as to the reasonableness of the costs.

Under “Expenses Relating to Reorganization”, the Registrant discloses that each Stephens Fund’s Board considered that the Manager and the Sub-Adviser will bear the direct costs associated with the reorganization, special meeting, and solicitation of proxies.  Thus, the requested disclosure is not applicable.

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January 25, 2012

9.	In the discussion of “Tax Consequences” under “Board Considerations” please provide disclosure relating to the possibility of loss of capital loss carryovers.

The Registrant respectfully declines this comment. Because each acquiring fund is a shell entity, there is no possibility of a loss of capital loss carryovers as a result of the reorganization.

* * * *

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9187.

Sincerely, /s/ Francine J. Rosenberger Francine J. Rosenberger

cc:	Rosemary Behan John Okray American Beacon Advisors, Inc.